Eli Lilly and Company
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, CA 90278
Eli Lilly and Company shareholder
Shareholder Alert

It is time to tell the Board to get serious about passing proposals 4 and 5:

Item 4 - Proposal to Amend the Company’s Articles of Incorporation to Eliminate the Classified Board Structure
Item 5 - Proposal to Amend the Company's Articles of Incorporation to Eliminate All Supermajority Voting Provisions

The 2019 Eli Lilly proxy said:
Each year between 2007 and 2012, and again in 2018, our management put forward proposals to eliminate the company's classified board structure.
The proposals did not pass because they failed to receive a “supermajority vote” of 80 percent of the outstanding shares of our common stock.

In addition, in 2010, 2011, 2012, and 2018, we submitted management proposals to eliminate the supermajority voting requirements themselves.
Those proposals also fell short of the required 80 percent vote.

It is time to demand that the company engage a proxy solicitor and adjourn the annual meeting if necessary to obtain the necessary votes.
The text above from the LLY proxy said nothing about any past efforts to engage a proxy solicitor or adjourn the annual meeting.

It is also time to have a new Chairperson of the Eli Lilly Governance Committee. Ms. Ellen Marram, the current Chairperson, received 20-times as many negative votes as each of the other Eli Lilly directors in 2018. Ms. Marram is also a director at Ford Motor Company which is challenged to rise above $10 a share.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4 and 5 and against Ms. Ellen Marram by following the instructions provided in the management proxy mailing.